Exhibit 17.1

Dear Jerry McLaughlin (Board Chairman):

I hereby resign, effectively immediately, from the Board of Directors of Allarity Therapeutics, Inc. My decision to resign is based on acts and omissions by you and the other Directors that I consider directly injurious to the Company, its shareholders, and its creditors.

James G. Cullem, J.D.